Filed by InterPrivate Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InterPrivate Acquisition Corp.

Commission File No. 001-39204

Date: March 3, 2021

InterPrivate Acquisition Corp. Board of Directors recommends you vote in favor of the business combination with Aeva, Inc.

today!

The Special Meeting to approve the business combination with Aeva is scheduled for March 11, 2021

Shareholders of InterPrivate as of January 25, 2021 are eligible to vote

Support the Board's recommendations and protect your investment

Vote Today

Vote Online or by Telephone

Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed or emailed to you. You will need your voting control number which is included on the Voting Instructions Form to vote online or by telephone.

For assistance with voting your shares please contact
InterPrivate's proxy olicitor:

Toll Free: 800-449-0910

Email: IPV.info@investor.morrowsodali.com

Additional Information and Where to Find It

This information relates to the previously announced Business Combination Agreement (the “BCA”), dated as of November 2, 2020, among Aeva, Inc., a Delaware corporation (“Aeva”), InterPrivate Acquisition Corp. (“InterPrivate”) and WLLY Merger Sub Corp., a Delaware corporation (“Merger Sub”) and wholly-owned direct subsidiary of InterPrivate (the “Merger” and, together with the other transactions related thereto, the “Proposed Transaction”). In connection with the Proposed Transaction, InterPrivate filed a registration statement on Form S-4 (File No. 333-251106) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which included a proxy statement and a prospectus of InterPrivate, and a consent solicitation statement of Aeva. The Registration Statement is now effective and the definitive proxy statement/prospectus/consent solicitation statement has been sent to the stockholders of InterPrivate and Aeva. InterPrivate also will file other documents regarding the Proposed Transaction with the SEC. Before making any voting decision, investors and security holders of InterPrivate and Aeva are urged to read the Registration Statement, the definitive proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction as they become available because they will contain important information about the Proposed Transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC by InterPrivate through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by InterPrivate may be obtained free of charge from InterPrivate’s website at https://ipvspac.com/sec-filings/ or by written request to InterPrivate at InterPrivate Acquisition Corp., 1350 Avenue of the Americas, New York, NY 10019.

Participants in Solicitation

InterPrivate and Aeva and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from InterPrivate’s stockholders in connection with the Proposed Transaction. Information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the proxy statement/prospectus/consent solicitation statement regarding the Proposed Transaction. You may obtain a free copy of these documents as described in the preceding paragraph.